

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2012

Via E-mail
Jeffery Gao
Chief Executive Officer
Xueda Education Group
A-4 Xibahe Beili, Chaoyang District
Beijing 100028
People's Republic of China

> **Re: Xueda Education Group**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed April 27, 2012**
> **File No. 001-34914**

Dear Mr. Gao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011

General

1. Please tell us whether there are any agreements between your VIE and other affiliate entities and your schools or learning centers including service agreements. If so, please file these agreements. Refer to Instruction 2 to Item 601 of Regulation S-K as appropriate, which permits you to file a copy of only one of such documents as executed with a schedule identifying the other documents omitted and setting forth the material details in which such documents differ from the document which is filed.

2. We note that on your website, www.21edu.com, that you include the seal for Peking University. However, your Form 20-F does not mention any affiliation between you and this university or other universities. Please explain. We note that the website is in Mandarin.

3. Please expand your organizational chart on page 46, with requisite notes, adding these concepts to other relevant sections throughout your document, to include:

- Your 77 schools and 295 learning centers, showing clearly how they relate to each other and the holder of 100% of the equity of each including the names of related principals and titles, if officers and directors;

- Explain your designation of "48 subsidiaries and 81 training schools" and then, separately, "342 learning centers," which does not appear to be consistent with your disclosure of "77 schools and 295 learning centers" in other parts of the disclosure;

- Names of the direct-equity-held subsidiaries of your VIE;

- Whether the subsidiaries are domestic PRC corporations with a equity corporate structure and the exact corporate designation of the schools;

- The entities you refer to as "operating under the subsidiaries of [y]our VIE," on page 13, including whether or not these are direct-equity-held subsidiaries of the subsidiaries of the VIE or something else;

- The entirety of agreements between the VIE or any affiliate of the VIE and the schools, including any servicing contracts; and

- The designation of your schools that operate under the PRC Private School Law as "requiring reasonable returns" (RRR) and "not requiring reasonable returns" (NRRR) and the implications for same on the right of the one who established each school pursuant to PRC laws, to economic rights of return of any profits, or not, and the tax status resulting from same.

4. We note your risk factor disclosure on pages 6 and 7 regarding the leases of property in which you conduct the business of your learning centers, but do not see such disclosure with respect the property of your 77 schools. Please advise as to the owner of the property in which the schools are operated and the land use designation for such properties.

<u>Risk Factors, page 4</u>

<u>Risk Factors Relating to our Business and Industry, page 4</u>

<u>General</u>

5. Please revise your Risk Factors section to include a separate risk factor discussing the possession, security and control over the entirety of your corporate chops, seals or other controlling non-tangible assets and the listed legal representatives authorized to sign with the chops for applicable entity. Revise your disclosure to discuss which individuals hold these items and who maintains control over the use of any corporate chops in each instance. Explain the purpose of these assets and what it would mean for your corporate structure and operations should you lose control over these assets.

6. Please revise your Risk Factors section to include a separate risk factor discussing the potentially limited access by investors and other market participants to corporate records filed with PRC government entities such as SAIC. Include in your discussion what steps must be taken by individuals to gain access to these records, for example, seeking permission from you for SAIC to grant access to this information including, but not limited to, financial reports, shareholder changes and assets transfers.

<u>We may not be able to adequately protect our intellectual property, and our…, page 10</u>

7. We note that you are "in the process" of applying to the Trademark Office of SAIC for the registration of certain trademarks and logos, and also for registering copyrights with respect to internally developed data in your educational resources database and course materials. Please revise your disclosure to explain more about what specific actions you have taken to complete the registration of this intellectual property, respectively, including an anticipated timeline to completion.

<u>We may be exposed to infringement claims by third parties, which claims…page 11</u>

8. Please revise your disclosure to discuss in greater detail the nature of these potential infringement claims. For example, explain how this is tied to course curriculum or another aspect of your operations and business activities.

<u>Some of our learning centers may be deemed by government authorities to…, page 13</u>

9. We note that 108 of your learning centers do not have the requisite licenses to conduct their current operations. Please revise your disclosure to state with specificity the licenses required for each center, the law and article of same pursuant to which each license issued, and the name and level of the agency responsible for any such issuance, what percentage of revenues are attributable to each category of learning center potentially operating in violation of PRC law, i.e. the 61 learning centers that may be in compliance and the 47 learning centers that do not have any education related services in their authorized scope of business.

    Additionally, we note your disclosure that it can take three to six months to obtain such permits or expand the relevant business scope. Please explain in greater detail how you are "in the process" of applying for the relevant licenses describing the specific steps you have taken and when.

<u>Certain shareholders of our VIE may have potential conflicts of interest, page 17</u>

10. Please expand this risk factor to include the names and titles of your officers and directors who are shareholders in the VIE and discuss how their fiduciary duties to the listed company, Xueda Education Group, may conflict with these individuals' respective roles in the VIE, including as majority shareholders and any officer and director or other leadership roles they have in the VIE, listing same. Discuss whether or not you have agreements in place to resolve conflicts of interest between the listed company and VIE and its operations.

    Finally, disclose how the interests of the listed company officers and directors may not be aligned with the unaffiliated public security holders of the listed company due to these individuals' holdings of the operational company and explain whether or not a separate fiduciary without these conflicts serves as the fiduciary of the public unaffiliated security holders of the listco. State whether or not this fiduciary is considered wholly independent of the company officers and directors with holdings at the VIE and its operations and the factors by which you have determined such fiduciary to be independent; include a discussion of factors that may contraindicate any such independence.

<u>If our VIE or any of its subsidiaries becomes the subject of a bankruptcy or..., page 18</u>

11. Please revise your disclosure to explain whether any of the contractual arrangements in place to secure your interest in your VIE address your control over whether the VIE or consolidated affiliated entities can enter into third-party liens or assign other rights to

third-parties without your permission and approval. If so, point to specific provisions of the applicable agreement and discuss the rights and control of each party accordingly.

Restrictions on currency exchange may limit our ability to receive and use our…, page 20

12. Please revise your disclosure in this risk factor to reference any new rules, regulations and circulars, or restrictions by SAFE or other agencies of the PRC, regarding Renminbi converted from foreign currency capital. Explain how these limitations may affect your ability to finance your PRC subsidiaries.

The Law for Promoting Private Education and the Implementation Rules…, page 38

13. We note your reference to the RRR private school designation. Please review the same information, including the operational and residual rights of economic return you have for those two schools.

14. Expand your disclosure in this section to address the structure of these schools, including whether they have equity that you hold, when you reference your control in your discussion of the differences between sponsorship and ownership.

15. We note your disclosure that there are no relevant laws and regulations addressing the distribution of residual properties upon termination and liquidation of a private school for the RRR designation. Please provide us with your analysis, including all relevant support and authority, as to what, in practice, is done with the residual properties upon termination and liquidation of the school and whether the sponsor retains these assets or the assets go to the benefit of the PRC.

Organizational Structure, page 45

16. Refer to the various agreements described on page 47. Please expand the discussion to include the amounts outstanding as of December 31, 2010 in addition to the amount outstanding as of December 31, 2011.

17. Refer to your discussion of the equity purchase agreement on page 47. We note that this agreement states that the shares will be purchased "when and to the extent that then applicable PRC law permits" and that the purchase price will be "the minimum amount of consideration permitted by applicable PRC law at the time when such share transfer occurs." We also note on page 48 that you will purchase the stock "at a time we determine suitable." Please expand the disclosure to explain the reasons why you have not purchased the stock to date; including any impact of not exercising this right at the time permitted may have on your future rights under the agreement. Please also expand the disclosure in Note 1 on page F-12 accordingly.

Organizational Structure, page 47

18. Please provide us with your analysis, including reference to all relevant PRC rules, regulations, circulars and governing agencies, of the tax implications of recognizing, but not paying, the $30.2 million in service fees recognized by Xuecheng Century.

Pledge Agreement, page 47

19. Please disclose the value the registered pledge secures.

Operating and Financial Review and Prospects, page 48

20. We note your reference to your 295 learning centers, please disclose the number and purpose of the schools you separately reference in other parts of your disclosure and your operation of the two distinctly designated categories, how they relate to, rely upon and work with each other.

21. We note your statement that you "organically" built your 295 learning centers. Please tell us what individual or legal entity was the sponsor for each of these centers and additionally, schools.

22. Refer to your discussion of "unrestricted access to optional, free Q&A sessions in study rooms" on page 33. Please expand MD&A to discuss how you account for the costs related to these study sessions and how these study sessions impact your calculations of course hours and revenue recognition, if at all. If you incorporate these services into your revenue recognition, please tell us your basis for doing so.

23. Refer to your discussion of the proportions of learning centers at various development stages on page 51. We note on page 52 that you expect to decrease the average lease space per learning center starting from 2012 but that on page 53 you expect the learning centers to improve their revenue generating capacity. Please expand the discussion to explain how the smaller sized learning centers will impact your revenue potential for each center, explaining how space relates to revenue capacity in your operations.

24. Refer to your discussion of cost of revenue on page 54. We note that you expect your cost of revenue to decrease over time as a percentage of net revenue. We also note on page 59 that you assume that your revenue growth rate would start declining gradually. Please expand the discussion of revenues and cost of revenues beginning on page 64 to integrate how this expectation will impact your future growth trend in revenues, as it seems that if a larger proportion of your centers are mature, your revenue growth will then experience slower growth.

25. Refer to your discussion of net revenue for 2011 on page 64. Please expand the discussion to explain why the resignation of education consultants triggered a slowing of

growth. Explain how the education consultants impact the identification of new students, whether refunds requested for unused services increased as these consultants resigned and whether you intend to enforce any agreements for consultants not to compete with your business, if you have such agreements. If you do not have non-compete agreements with your employees and education consultants, please clarify this vulnerability in the Risk Factors and also in your discussion of operations.

26. We note on page 65 that selling expenses increased by 60.3% while revenues increased by only 43.9%. Please expand the discussion to explain the reasons that it is costing more to generate incremental revenues and whether this change is due to market saturation by your learning centers or competition by other entities or former education consultants starting their own tutoring businesses.

27. Refer to the discussion of income tax expenses on page 65. Please expand the discussion to clarify the reason for the transfer of operations to training schools by the VIE. Please expand the disclosure in Note 10 on page F-32 accordingly.

28. Also, please provide a discussion of income taxes at the registrant level in addition to the VIE level.

B. Related Party Transactions, page 81

Contractual arrangements relating to Certain Affiliated Entities, page 81

29. In the last paragraph under this heading, you state that you extended loans to Shanghai Xue Network Technology Co., Ltd., a company majority owned by Mr. Xin Jin, your CEO. Please revise your disclosure to discuss the purpose of this loan and whether you intend to continue to make loans from the company to personal entities of your executive officers or directors.

Financial Statements

Consolidated Balance Sheets, page F-3

Note 1 – Organization and Principal Activities, page F-8

30. Please describe how the VIE structure was initially capitalized and confirm whether any subsequent cash infusions or distributions have been made and how that decision was made. Describe the ownership and involvement of the original equity owners of Xueda Technology after the creation of the VIE structure.

31. Please describe the purpose, design and overall economics of Xueda Information (the "VIE"), including addressing what risks it was designed to pass along as well as the overall strategy for distributing returns of the VIE and or funding losses of the VIE.

32. Please list and describe to us the activities that most significantly impact the economic performance of your VIEs. In your response, tell us how you considered the following activities:
    - Developing content of tutoring services;
    - Hiring and conducting performance evaluations of teachers/service providers;
    - Managing student enrolments;
    - Marketing and recruiting students;
    - Establishing pricing for services and products offered;
    - Policy over payment of cash from the VIE; and
    - Control over the chops.

33. For each of the activities that most significantly impact the economic performance of your VIEs that you identified in the response to the comment above, please identify who makes the significant decisions involving those activities (e.g., managers or board of directors) and therefore who has power over each individual activity. Please clearly describe and distinguish between any contractual rights that convey power over each individual activity, as well as power that is being exercised in practice by providing examples. In instances in which you believe that there are contractual rights that convey power, please specify the language in the contract that conveys that specific power and when those contractual rights became effective. To the extent such decisions involving each of the significant activities identified are made by the board of directors; provide us with board minutes or other evidence from the year-ended December 31, 2011.

34. Please describe for us the decision making process for the significant activities, including who makes the initial decision, what decisions require elevation for approval by another party (e.g., board of directors), and where in the company's governing documents these decision making processes are specified. Please also describe what mechanisms are in place if the decisions made by Xuechang Century (the ''WFOE'') are not abided by at the local manager level, including the safeguards in place to prevent the local manager from seizing effective control via control of the chops or otherwise.

35. Please describe how it was determined which activities are most significant, and therefore convey the power over the VIE. For example, if three of the most significant activities are held by the WFOE and one of the most significant activities is held by the manager of the VIE, then describe how it was determined that the three significant activities held by the WFOE are more or less significant in the aggregate compared to the one most significant activity that is held by the manager of the VIE.

36. Your disclosure on page 16 states that uncertainties in the PRC legal system could limit your ability to enforce the contractual agreements that you rely upon to obtain power over the VIE. Please explain how you and your legal counsel concluded the contractual arrangements are enforceable in light of the uncertainties that you have disclosed.

Explain the support that both you and your legal counsel relied upon when concluding on the enforceability of the contractual arrangements.

37. We note your disclosure on page 30 which addresses the reasons you decided to restructure the entity in 2009 and 2010. Please explain in more detail the specific reasons that Xueda Technology determined it was uncertain that it would be able to obtain the requisite licenses to provide tutoring services even though PRC laws and regulations do not expressly impose limitations or restrictions on foreign investment in the tutoring service sector. Please explain whether any of the local government authorities denied Xueda Technology a license to provide tutoring services due to its foreign equity ownership prior to the restructuring.

38. Your disclosure on page 47 states that the WOFE recognized $30.2 million of service fees in fiscal year 2011. Your disclosure states that the annual fees amount to substantially all of the net income of the VIE before service fees. Please address the following:

   a. Clarify how theses annual service fees are calculated and how this calculation is supported by the Amended and Restated Exclusive Technology Consulting and Management Service Agreement.

   b. Schedule 2 of this agreement describes the calculation of the fee as an amount that is negotiated between the WOFE and the VIE based on the three factors described in the agreement. Please explain how you have interpreted the provisions of this agreement to require the VIE to pay fees based on the net income of the VIE.

   c. Tell us how the fee has been actually calculated in fiscal year 2011, 2010 and 2009.

   d. Clarify the contractual provisions that require the VIE to pay the WOFE fees if the VIE rejects the services provided by the WOFE or does not agree with the calculation of the fees charged by the WOFE.

39. Please describe the actual technology consulting and management services that the WOFE provided to the VIE during fiscal year 2011. For each type of service provided (e.g., course material research and development, employee training, etc.), tell us the amount of the service fee that the WOFE invoiced the VIE during 2011, which should total to the total amount of service fees recognized by the WOFE in 2011. In addition, tell us how many employees work for the WOFE, and how many of these employees are actively providing consulting and management services to the VIE.

40. Your disclosure on page 47 also states the VIE has not paid the WOFE the service fees outstanding as of December 31, 2011, for services performed during fiscal year 2011. Please explain why these fees have not been paid to the WOFE and why you expect the

fees to be paid during fiscal year 2012. Explain whether there are any uncertainties with regard to the payment of these fees during fiscal year 2012. In addition, tell us whether any amounts are outstanding for services performed by the WOFE prior to fiscal year 2011.

41. Please provide an analysis of the four contractual arrangements disclosed on page 47 under ASC 810-10-55-34 (decision maker contracts) and ASC 810-10-55-37 (other service provider contracts) to illustrate whether any of the arrangements are variable interests, including addressing whether the fees paid under each of the contracts are commensurate with the level of service by comparing the compensation structure to unrelated third party similar arrangements or other supporting analysis.

42. Please explain whether the four contracts are tied together such that if one is breached or canceled the others would automatically terminate.

43. Please explain whether the four contracts have any in-substance kick-out rights and any way that either party can terminate the arrangement. We are particularly interested in understanding dispute resolution when the equity owners do not agree with the decisions made by Xueda, and the ability of the equity owners in that situation to take actions that Xueda cannot prevent.

44. Please describe the process of exercising the pledge and whether Xueda could extract value from the service arrangements via payment of the arrangement, exercising the pledge, dividends, and/or other means to realize the value of its investment.

45. Refer to your discussion of VIE arrangements on page F-11. We note that Xuecheng Century, as a foreign invested company, may be deemed to be ineligible to engage in education business in the PRC. We also note on page 47 that the Exclusive Technology Consulting and Management Services Agreement is terminable by Xueda Information if Xuecheng Century commits an illegal act. Please tell us the basis for your belief that these significant uncertainties related to whether Xuecheng Century can operate in the education business does not constitute the ability of Xueda Information to terminate the VIE relationship at any time.

46. Refer to your disclosure of VIE balance sheet accounts on page F-15. Please tell us how the VIE only has $50.3 million in cash but also has deferred revenue of $86 million. Explain to us, in detail, how your operating cycle handles cash from the point a student provides the cash payment for tutoring to the completion of providing services. Clarify for us what cash is used for compensation for education consultants and tutors if the cash is no longer held at the VIE level.

Note 4 – Acquisition, page F-27

47. We note that you acquired deferred revenue liabilities in excess of the cash received in the acquisition of Taiyuan Xueda Education Company and recorded goodwill of $0.8 million in conjunction with the acquisition. Please tell us whether there were any related parties between the previous owners of Taiyuan and Xueda at the time of the acquisition. Please also expand the disclosure to include all disclosure required pursuant to ASC 850-10-50-2, including the supplemental pro forma information required for public acquirers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire DeLabar, Staff Accountant, at 202-551-3349 or Terry French, Account Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director